UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On February 18, 2016, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing conditional approval status for RosettaGX Reveal™, its novel microRNA classifier for the diagnosis of indeterminate thyroid Fine Needle Aspirate (FNA) smears from the New York State Department of Health (NYSDOH) under the Company’s Molecular Oncology permit. RosettaGX Reveal is the only molecular test in the thyroid market that has been validated in a multicenter, international, blinded study using convenient, routinely prepared cytology slides. The assay is CLIA certified, but New York requires an additional license from the NYSDOH for CLIA-certified tests to be offered to patients in the state. With this conditional approval, RosettaGX Reveal is now available in all 50 states. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On February 25, 2016, the Company issued a press release announcing the launch of three high-value molecular diagnostic offerings in order to better serve current and prospective clients with a broader molecular test menu. HEME FISH, a portfolio of disease-specific diagnostic, prognostic and predictive test panels for the various hematologic malignancies, BRAF mutation analysis for lung cancer and NRAS mutation analysis for colon cancer are now available through the Company’s Lake Forest, California-based laboratory, which it acquired in 2015. These tests further expand the Company’s robust solid tumor service offering and provide clients with the ability to order the Company’s new molecular testing services for their liquid tumors

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338 and 333-207697.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated February 18, 2016.
99.2	Press Release dated February 25, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 25, 2016	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President